MANAGEMENT'S DISCUSSION AND ANALYSIS

For the period ended March 31, 2004

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MANAGEMENT'S DISCUSSION & ANALYSIS

Introduction
The following discussion and analysis (MD&A) is current to May 21, 2004, and is management's assessment of Birch Mountain's operations and financial results together with future prospects, and should be read in conjunction with the unaudited Consolidated Financial Statements and Notes for the period ended March 31, 2004.

Birch Mountain is a resource issuer with mineral projects. Disclosure related to the mineral resources of the lands the Company holds under exploration permits and mineral leases is based on independent technical reports by APEX Geoscience Ltd. and AMEC Americas Limited, Limited prepared in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, and available at www.sedar.ca and www.sec.gov

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect, and actual results may differ materially from those anticipated in the statements made. Financial data were prepared using Canadian generally accepted accounting principles (GAAP).

Performance
Industrial Minerals Division

In 2002, Birch Mountain established an Industrial Minerals Division to take advantage of potential business opportunities arising from our ownership of rights to mine and market limestone from our Athabasca mineral leases in northeastern Alberta.

The Company filed an initial public disclosure for a quarry to supply limestone aggregate to the local market for construction purposes. The severe shortage of gravel in the Regional Municipality of Wood Buffalo was confirmed in the results of a survey on gravel supply and usage by oil sands leaseholders completed by the Athabasca Regional Issues Working Group (RIWG) and released in February 2003. The RIWG survey verified market demand for a large new source of aggregate, which resulted in Birch Mountain increasing the acreage of our Quarry.

Birch Mountain filed the application to develop our Quarry, encompassing a development of approximately 255 hectares, with the Alberta regulatory authorities in March 2004. Total expenditures for the first quarter to March 31, 2004, on the Quarry evaluation and regulatory application were $815,186.

The Company initiated drilling and environmental field studies in February 2004 to gather data for a second application that will be filed in late 2004 or early 2005 for approval to develop the larger southern quarry project and potentially, a quicklime plant.

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Mineral Exploration and Mineral Technology
There was very limited work in the first quarter of 2004. Most of the expenditure of $300,314 was the cost of converting mineral exploration permits to mineral leases to protect the lands with the highest potential for precious metals and industrial minerals.

Birch Mountain has virtually no revenues, and our funding has come primarily from private placement financings. The Company has incurred operating losses since inception in 1995, and, as of March 31, 2004, had a deficit of $27,072,983. Losses are primarily from costs associated with the business of mineral exploration and scientific research plus, in the past two years, the development of the Industrial Mineral Division. Results of operations have fluctuated from period-to-period and may continue to do so in the future depending on the timing, amount and type of funding. Additional operating losses are expected in the future with continued development of the Quarry and investment in exploration and technology. However, the Industrial Minerals Division is expected to start generating income from aggregate sales after all regulatory requirements for the proposed quarry have been met, and Alberta Environment issues us an operating licence.

Based on the independent technical report prepared by AMEC Americas Limited, Birch Mountain is satisfied that limestone resources in our proposed quarry appear to be economically viable. For precious metals, however, the Company has no assurance there are commercial concentrations of precious metals on our mineral properties, or that a commercially viable process for precious metal extraction will be developed. Birch Mountain is also subject to risks common to companies involved in developing new technologies. In addition, the Company is subject to the risks associated with business strategy, technological change, the history of operating losses, the need for future capital, competition, patent and proprietary rights, dependence on key personnel, and the volatility and trading of our stock.

Results of Operations
The Company incurred a net loss of $659,599 in the period ended March 31, 2004

Corporate Costs and Expenses
Total costs during the period were $667,348 less $300,314 (mineral exploration and industrial mineral costs) = $367,034. These expenses reflect an increase in professional fees mainly related to legal and audit fees for the period with a total of $99,844. This contrasts with the $2,277 for the same period in 2003, which reflects the very limited activities and payment of legal and audit fees in subsequent periods.

The Company adopted the stock-based compensation and other stock-based payment standards set out in the CICA Handbook 3870. The impact of the adoption of this standard for the first quarter ended March 31, 2004, was an additional compensation expense of $48,191.

Mineral Exploration Costs
To March 31, 2004	Mineral Exploration	Mineral Technology	Industrial Minerals
Expenditures	$300,314	-
Capitalized expenses		-	$815,186

The Company incurred total expenditures during the first quarter of $1,115,500 with $300,314 for mineral exploration, and $815,186 in industrial minerals.

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Precious Metals Exploration Costs
With the Company's dedicated focus on industrial minerals in 2004, exploration costs related to precious metals decreased from $45,155 in the first quarter of 2003, to $18,926 ($300,314 less $281,388 for permit to lease conversions) in the same period in 2004.

Mineral Technology Costs
There was no activity in this division during the first quarter of 2004.

Industrial Minerals Costs
During the first quarter almost all work was focused on this division, with expenditures of over $815,186, with 80% of this cost related to consulting fees for the preparation and filing the quarry application, and a field drilling program. Salaries accounted for only 14% of the expenditures to March 31, 2004.

Corporate Income
The Company's main source of income from year-to-year has been interest earned on our term deposits. At March 31, 2004 the interest earned was $7,749. Our interest income has varied with the amount of money in term deposits and has not been a significant component of our ability to operate.

The Company's ability to continue as a going concern largely depends on our success in obtaining sufficient funds to carry out exploration activities on our mineral properties, establish the existence of economically recoverable mineral reserves, achieve successful results from our research efforts and obtain the financing to complete the development and achieve future profitable production or, alternatively, on the Company's ability to dispose of our interests on an advantageous basis. In the past, Birch Mountain has been successful in raising funds in the equity markets, but there is no assurance that the Company will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of our assets on less than advantageous terms.

Summary of Quarterly Results

	2004	2003				2002
	March 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30
Interest and other income	7,749	110,513	97	201,360	2	339	250,258	240
G & A expenses	367,034	387,865	242,503	275,305	230,350	281,314	241,668	301,078
Mineral exploration costs	300,314	80,755	264,168	134,801	264.661	282,758	228,494	227,918
Net earnings (loss) for the period	(659,599)	441,893	(506,574)	(21,745)	(471,009)	(493,326)	(219,904)	(528,756)
Net earnings (loss) per share, basic and fully diluted	(0.01)	0.00	(0.01)	0.00	(0.01)	(0.01)	(0.01)	(0.02)
Total assets	2,635,649	2,424,233	227,539	356,181	232,719	265,092	334,801	382,117

Summary
The Company's average total expenditures per month increased in the first quarter to $222,450 versus $189,000 in 2003. Professional fees, stock-base compensation and the conversion of permits to mineral leases are the main reason for the increase.

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A summary of major events that had an impact on the first quarter results in 2004 are as follows:

In February 2, 2004 the Company announced the results of the independent technical report conforming to NI 43-101.
The Company applied to convert 186,495 acres of exploration permits to mineral leases.
The prefeasibility drilling program consisting of nine holes was completed in late-February.

March 22, 2004 the Company filed an Application and Environmental Impact Assessment to the Natural Resources Conservation Board and Alberta Environment. The application is for the development of the first stage of the quarry and associated infrastructure for the production and sale of aggregate.

Liquidity
Working capital at the March 31, 2004 was $788,705.

During the first quarter 233,750 options and 659,400 warrants were exercised resulting in $399,625 of cash to support operations. Additional funds may be forthcoming as warrants, exercisable at $0.50, come due: 881,652 on June 7, 2004; 2,071,910 on June 21, 2004; 285,715 on July 19, 2004; and 465,712 on July 24, 2004.

The Company's existing capital resources are adequate to maintain operations at our current rate of investment in the development of the Industrial Minerals Division to mid-2004. G&A expenditures in 2003 and 2002 have been consistent, averaging $100,000 per month. We are working on plans to raise additional operating capital to advance the regulatory approval of our quarry for the sale of aggregate and business opportunities associated with quicklime production from the same quarry, to reactivate research and precious metal assay program development, and to continue ongoing corporate activities. To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result, though not necessarily a dilution of value. To fulfill flow-through commitments, expenditures of $1,951,093 will be invested in work associated with the quarry. At March 31, 2004 approximate 43%, or $835,000 of the flow-through obligations had been expended.

Capital Resources
Commitments for capital resources relate to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta. The Company is rationalizing our landholdings and converting certain exploration permits to mineral leases.

Total landholdings under mineral leases and permits at December 31st
	2003		2002		2001
Project	Hectares	Acres	Hectares	Acres	Hectares	Acres
Athabasca	277,543	685,821	326,332	806,382	675,316	1,668,735
Birch Mts.	92,160	227,731	92,160	227,731	92,160	227,731

Dawson Bay	-	-	-	-	9,784	24,177

Total	369,703	913,552	418,492	1,036,113	777,260	1,920,643

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In February, Birch Mountain applied to convert all or portions of 17 metallic and industrial minerals permit to 33 metallic and industrial minerals leases, over areas believed to be prospective for precious metals and industrial minerals. One permit was allowed to expire at the end of its 10-year period.

In March, conversion of a portion of a metallic and industrial minerals permit into a lease was finalized, effective November 26, 2003.

In April, Birch Mountain applied to convert all or portions of 15 metallic and industrial minerals into 26 leases. Two permits were allowed to expire. Birch Mountain elected not to apply assessment to a permit in the Birch Mountains and allowed it to expire. As of April 30, 2004, Birch Mountain holds 233,817 hectares (577,772 acres) as permits, conversions in progress and leases on the Athabasca property. On the Birch Mountain property, we hold 82,944 ha (204,958 ac) as exploration permits.

Lease payments in 2003 were a net $142,300, while the capital commitments in 2004 will be approximately $685,200, which includes the fee payable to the Crown for the conversion from permits to leases. Ongoing lease payments will be approximately $602,500 if Birch Mountain continues to hold all of our mineral leases into the future. Following further exploration, we may choose to reduce our landholdings, which will reduce our capital commitments for maintaining the mineral leases in good standing.

Off-balance Sheet Arrangements
The Company has no off-balance sheet arrangements.

Related-Party Transactions
The Company had the following transactions with related parties during the period ended March 31, 2004

Included in professional fees is $13,271 of consulting and legal fees paid to a company owned by an officer.
Included in professional fees is $33,239 of legal fees paid to firms in which officers are partners.
Included in shareholder services and promotion are amounts of $5,031 (net of third party expenses) paid to a company controlled by the spouse of a director.
Included in accounts payable is $ 26,094 relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

First Quarter

The first quarter financial results have been presented and fully discussed in the context of the result of operations and the most recent eight quarterly reporting periods.

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Changes in Accounting Policies
There have been no changes in Accounting Policies in the period ended March 31, 2004.

Financial Instruments
The carrying amount of cash, accounts receivable, and accounts payable approximates their fair value because of the short-term maturities of these items.

The Company enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations. The transactions and balances have been stated in Canadian dollars in accordance with our foreign currency translation policy.

Additional Disclosure for Venture Issuers Without Significant Revenue

At March 31, 2004
Capitalized mineral exploration expenses	1,151,332
Expensed mineral costs	300,314
Corporate expenses	367,034
Assets	2,635,649

MINERAL COSTS	March 2004 Expensed	March 2004 Capitalized
Administration	10,227	25,317
Assay and geological		5,038
Land lease and permit	281,388	1,568
Materials, services and drilling	377	648,727
Rental		120
Salaries	8,322	112,449
Travel and accommodations		21,968
	300,314	815,186
Balance Beginning of Period		336,136
Balance End of Period March 2004		1,151,332

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Corporate expenses	March 2004
Amortization	12,654
Office	38,396
Professional fees	99,844
Salaries, management fees and benefits	106,691
Shareholder services and promotion	60,977
Stock-based compensation	48,191
Total Corporate expenses	367,034

Outstanding Share Data at March 31, 2004

	Number
Balance December 31, 2003	50,449,085	$28,598,874
Issued for cash
Issued on exercise of options	233,750	69,925
Issued on exercise of Warrants	659,400	329,700
Share issuance costs		(20,691)
Balance March 31, 2004	51,342,235	$28,977,808

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